UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File Number 000-29992

OPTIBASE LTD.
(Exact name of registrant as specified in its charter)
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8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Ordinary shares, par value NIS 0.65 per share
(Title of each class of securities covered by this Form)
_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ⌧ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Optibase Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in April 1999, at the time of its initial public offering.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the "Commission") rules for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to Form S-8 filed September 2, 2014.

Item 3.	Foreign Listing and Primary Trading Market

A. Until April 13, 2022, the Company maintained a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE”), which is located in Israel. Until March 23, 2022, when the Company’s shares were delisted from Nasdaq, the Nasdaq constituted the primary trading market for the ordinary shares.

B. The Company’s ordinary shares were listed on the TASE in April 2015. The Company maintained a listing of its ordinary shares on the TASE until March 23, 2022.

C. During the 12-month period beginning March 25, 2021 and ending March 25, 2022, 21.89% of trading in the Company’s ordinary shares occurred through the TASE.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is March 25, 2021 to March 25, 2022.

B. During the 12-month period beginning March 25, 2021 and ending March 25, 2022, the average daily trading volume of the Company's ordinary shares in the United States was 2,339 and the average daily trading volume of the Company's ordinary shares on a worldwide basis was 2,995.

C. During the 12-month period beginning March 25, 2021 and ending March 25, 2022, the average daily trading volume of the Company's ordinary shares in the United States was 78.10% as a percentage of the average daily trading volume of the Company's ordinary shares on a worldwide basis.

D. On March 25, 2022, the Company filed a Form 25 with the Commission to delist its ordinary shares from the Nasdaq Global Market. At such time, for the preceding 12-month period, the average daily trading volume of the Company's ordinary shares in the United States was 2,339.

E. Not Applicable.

F. The Company used trading data from the Tel-Aviv Stock Exchange, The Nasdaq Stock Market, and Yahoo Finance to determine whether it meets the requirements of Rule 12h-6. The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on March 23, 2022, which was submitted under cover of a Form 6-K on March 23, 2022.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases, such as PR Newswire.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.optibase-holdings.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Optibase Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Optibase Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Optibase Ltd.

Dated: May 2, 2022	By:	/s/ Amir Phillips
	Name:	Amir Phillips
	Title:	Chief Executive Officer